

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2014

<u>Via E-mail</u>
Tammy Skalko
Chief Operating Officer
House of Bods Fitness, Inc.
3457 Rockcliff Place
Longwood, Florida 22779

> **Re: House of Bods Fitness, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 17, 2014**
> **File No. 333-190667**

Dear Ms. Skalko:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Heather Clark

　　　　　　　　　　　　　　　　　Heather Clark
　　　　　　　　　　　　　　　　　Staff Accountant